SEC Mail Processing Section

FEB 2 6 2010

Washington, DC
110

SE([barcode] IISSION

10027614

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51601

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3339 N. Highland Avenue
(No. and Street)

Jackson (City) Tennessee (State) 38305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Allen, III (731)668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

1148-A South Main Street (Address) Milan (City) Tennessee (State) 38358 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December, 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

CHARLOTTE GAINES STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF CROCKETT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER OAK SECURITIES, INC.

JACKSON, TENNESSEE

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

CONTENTS

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

1148 South Main Street, Ste. A
Milan, TN 38358

Telephone: (731) 686-8371
Fax: (731) 686-8378

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

We have audited the accompanying balance sheets of Silver Oak Securities, Inc. (Company) as of December 31, 2009 and 2008, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by managements, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by regulations under rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Alexander Thompson Arnold PLLC
Certified Public Accountants
Jackson, Tennessee

February 18, 2010

Dyersburg, TN
Fulton, KY
Henderson, TN
Jackson, TN
Martin, TN
Union City, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN

SILVER OAK SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 135,139	$ 314,423
CRD account	2,501	1,877
Commissions receivable	437,185	291,406
Other receivables	12,928	5,891
Security deposit held by broker	15,000	15,010
Income taxes receivable	-	26,140
Deferred income tax asset	1,183	15
TOTAL ASSETS	$ 603,936	$ 654,762
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Commissions payable	$ 378,262	$ 249,383
Accounts payable	5,045	11,853
Accrued payroll taxes	54	26
Accrued income taxes	16,660	920
TOTAL LIABILITIES	400,021	262,182
Stockholder's Equity		
Common stock:		
Class A	55,225	55,225
Class B	172,000	172,000
Retained earnings (deficit)	(23,310)	165,355
TOTAL STOCKHOLDER'S EQUITY	203,915	392,580
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 603,936	$ 654,762

See accompanying notes to the financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Commissions	$ 4,473,513	$ 3,970,191
Interest	7,285	13,220
Other income	458,129	144,523
TOTAL REVENUE	4,938,927	4,127,934
EXPENSES		
Employee compensation and benefits	303,114	304,770
Commissions	3,958,583	3,476,198
Interest	-	8
General office	85,335	79,267
Other expenses	753,518	229,732
TOTAL EXPENSES	5,100,550	4,089,975
INCOME (LOSS) BEFORE INCOME TAXES	(161,623)	37,959
INCOME TAX (EXPENSE)	(27,042)	(9,068)
NET INCOME	$ (188,665)	$ 28,891

See accompanying notes to the financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	Common Stock-Class A		Common Stock-Class B		Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2008	76,000,000	$ 55,225	15,320,000	$ 183,000	$ -	$ 136,464	$ 374,689
Stock repurchase			(110,000)	(11,000)			(11,000)
Net income for the year	-	-	-	-	-	28,891	28,891
Balance at December 31, 2008	76,000,000	55,225	15,210,000	172,000	-	165,355	392,580
Net loss for the year	-	-	-	-	-	(188,665)	(188,665)
Balance at December 31, 2009	76,000,000	$ 55,225	15,210,000	$ 172,000	$ -	$ (23,310)	$ 203,915

See accompanying notes to the financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities		
Net income (loss)	$ (188,665)	$ 28,891
Adjustments to reconcile net income to net cash provided (used) by operating activities		
(Increase) decrease in receivables	(153,440)	21,725
Decrease in other assets	10	8
(Increase) decrease in deferred tax asset	(1,168)	1,314
Increase (decrease) in accounts payable	122,099	(59,755)
Increase (decrease) in accrued income taxes	41,880	(45,219)
Net cash used by operating activities	(179,284)	(53,036)
Cash flows from financing activities		
Decrease in common stock	-	(11,000)
Net cash used by financing activities	-	(11,000)
Net decrease in cash	(179,284)	(64,036)
Cash and cash equivalents at beginning of the period	314,423	378,459
Cash and cash equivalents at end of the period	$ 135,139	$ 314,423
Supplemental disclosures of cash flow information:		
Cash paid (received) during the year for income taxes	$ (13,670)	$ 54,126

See accompanying notes to the financial statements.

Note (1) - Summary of Significant Accounting Policies

A - Commissions Receivable:

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

B - Income Taxes:

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

C - Cash Flows:

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. There were no cash equivalents during the years ended December 31, 2009. At December 31, 2008, cash equivalents in the form of money market accounts totaled $198,520.

D - Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E – Subsequent Events:

Management has evaluated subsequent events through February 18, 2010, the date which the financial statements were available to be issued.

Note (2) - Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

Note (3) - Income Taxes

The net deferred taxes in the accompanying balance sheets include the following amounts of deferred tax assets and liabilities.

	2009	2008
Deferred tax asset		
Federal	$ 825	$ 10
State	358	5
	1,183	15
Deferred tax liability		
Federal	$ -	$ -
State	-	-
	-	-
Net deferred tax asset	$ 1,183	$ 15
Net federal tax asset	$ 825	$ 10
Net state tax asset	$ 358	$ 5

Note (3) - Income Taxes (cont'd)

The components of income tax benefit (expense) are as follows:

	2009	2008
Current		
Federal	$ (21,431)	$ (4,630)
State	(6,779)	(3,124)
	(28,210)	(7,754)
Deferred		
Federal	810	(917)
State	358	(397)
	1,168	(1,314)
	$ (27,042)	$ (9,068)

The income tax provision differs from the benefit (expense) that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year.

Note (4) - Capital Stock

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2009, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 15,220,000 shares of Class B stock have been issued and remain outstanding.

Note (5) - Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note (5) - Concentrations of Credit Risk (cont'd)

The Company maintains its cash balances in two financial institutions. One is located in Lexington, Tennessee, the other is located in Jackson, Tennessee. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2009 and 2008. At December 31, 2009 and 2008, the Company had no uninsured cash balances.

Note (6) - Related Party Transactions

During the year ended December 31, 2009 and 2008, the Company paid commissions to related parties in the amount of $35,572 and $50,099, respectively. In addition, approximately $5,501 and $100, of commissions payable to these individuals was included in accrued expenses as of December 31, 2009 and 2008, respectively.

The Company paid officer salaries in the combined amount of $260,245 and $263,135 to three employees who are also shareholders of the Company during the years ended December 31, 2009 and 2008, respectively.

The Company leases office space from Hopkins Anderton Partnership. The lease began March 1, 2009, and ends February 29, 2010, with an option to renew for one year. The Company is obligated to pay a total of $18,000 in monthly installments of $1,500.

Note (7) - Operating Lease Commitments

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of two leases which expire in 2010 and 2011, respectively.

Minimum future obligations on these leases at December 31, 2009 are:

2010	$1,990
2011	1,824
Total	$3,814

Lease payments in 2009 and 2008 were $18,990 and $12,254, respectively.

Note (8) - Net Capital Requirements

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in the amount of $5,000.

SUPPLEMENTAL SCHEDULE

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	REPORTED IN FORM X-17A-5	RECONCILING ITEMS	REPORTED IN AUDIT REPORT
COMPUTATION OF NET CAPITAL pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 203,915	$ -	203,915
Deductions:			
Deferred tax credit	(1,183)	-	(1,183)
CRD account	(2,501)	-	(2,501)
Commissions receivable greater than 30 days	(2,740)	-	(2,740)
Estimated 12b-1 receivables	(31,989)	-	(31,989)
Net capital before haircuts on securities positions	165,502	-	165,502
Haircuts on security positions	(300)	-	(300)
Net capital	$ 165,202	$ -	$ 165,202
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required	$ 26,668	$ -	$ 26,668
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 26,668	$ -	$ 26,668
Excess net capital	$ 138,534	$ -	$ 138,534
Excess net capital at 100%	$ 125,200	$ -	$ 125,200
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total liabilities from balance sheet/ aggregate indebtedness	$ 400,021	$ -	$ 400,021
Percentage of aggregate indebtedness to net capital	242%	0%	242%

See accompanying independent auditors' report.

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

1148 South Main Street, Ste. A Telephone: (731) 686-8371
Milan, TN 38358 Fax: (731) 686-8378

REPORT ON INTERNAL CONTROL

Board of Directors
Silver Oak Securities, Inc.
Jackson, Tennessee

In planning and performing our audit of the financial statements of Silver Oak Securities, Inc. (Company) as of and for the years ended December 31, 2009 and 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified a certain deficiency in internal control that we consider to be a significant deficiency and another deficiency that we consider to be a material weakness.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

Dyersburg, TN McKenzie, TN
Fulton, KY Milan, TN
Henderson, TN Murray, KY
Jackson, TN Paris, TN
Martin, TN Trenton, TN
Union City, TN

Segregation of Duties

Condition: During our procedures to gain an understanding of internal control, we noted inadequate segregation of duties between the accounting and custody functions. With the same individual performing all accounting functions, there exists an opportunity for concealment of theft or misappropriation of assets.

Management response: Management believes the cost of correcting this deficiency would exceed the benefits derived from doing so.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this communication are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

The Company's written responses to the significant deficiency and the material weakness identified in our audit have not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on them.

This communication is intended solely for the information and use of management, Board of Directors, others within the organization, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Certified Public Accountants

Jackson, Tennessee
February 18, 2010